Filed by Obsidian Energy Ltd.

(Commission File No. 001-32895)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bonterra Energy Corp.

Obsidian Energy Encourages Bonterra Shareholders to Create the Cardium Champion

Bonterra shareholders will benefit from being part of a stronger, more efficient Cardium Champion

The combined entity has many positive attributes that lead to a clear path to significant share price appreciation

Bonterra has no standalone plan to create shareholder value; only to add more leverage and hope for better commodity prices which is clearly inferior to our Offer

Bonterra’s Board is conflicted and not working in the best interest of its shareholders

Obsidian Energy is encouraged by initial discussions with Bonterra shareholders since making the Offer

Proposed Bonterra EDC and BDC financings will restrict Bonterra’s ability to pay cash dividends for up to four years

CALGARY, October 14, 2020 – OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, “we”, or “our”) today wrote the following letter to Bonterra Energy Corp. (“Bonterra”) shareholders to ensure they had a clear understanding of the benefits of being part of the Cardium Champion, they were aware of the actions of the Bonterra Board of Directors and that they were able to make their own, fully-informed decision on Obsidian Energy’s offer (the “Offer”) to purchase all of the outstanding Bonterra common shares (“Bonterra Shares”) in consideration for two Obsidian Energy common shares (“Obsidian Shares”) for each Bonterra Share tendered to the Offer.

October 14, 2020

Dear Bonterra Shareholders,

Last week, Bonterra Energy Corp.’s Board of Directors (the “Bonterra Board”) made an ill-informed recommendation that you reject our offer (the “Offer”) to purchase all of Bonterra’s issued and outstanding shares for consideration of two common shares of Obsidian Energy Ltd. for each Bonterra share. Despite having destroyed approximately $1 billion in shareholder value over the last four years in no small part due to the mismanagement of Bonterra’s balance sheet, which has resulted in the elimination of the monthly dividend payment to Bonterra’s shareholders, Bonterra’s Board has failed to develop an alternative strategy to deliver improvements to their balance sheet and drive equity share price appreciation. Their only plan is to add more debt to an already over-leveraged balance sheet, in their attempt to preserve the status quo, all with obvious disregard to your best interests and the best interests of Bonterra.

We believe that our Offer provides a compelling opportunity for you to own a substantial stake in a stronger combined entity with an improved financial position, enhanced access to capital, greater scale and future growth opportunities. As we have previously disclosed in our Offer letter and corresponding shareholder presentation, we estimate the implied value of Bonterra shares could increase by over ~375% to $6.40 per Bonterra share by the end of 2021 and by over 670% to ~$10.40 per Bonterra share by the end of 2022, as our plan is executed and recognized by equity markets.1 Accordingly, we strongly believe that owning shares in the combined entity will provide far greater value – and significantly less risk – than you will face if Bonterra remains a standalone company. Our early discussions with Bonterra shareholders have strengthened our belief that informed shareholders see the merits of our Offer and we remain committed to completing this transaction.

Given the extensive discussions we’ve had with our lenders and noteholders, including sharing our detailed business plan with them, we remain confident in our ability to obtain formal approval for our Offer, though no formal approval has yet been requested. We offered to share our detailed financing plan with Bonterra and their financial advisor under the proviso that there was good faith intent on Bonterra’s part to work towards a definitive transaction, but they refused to engage. As a result, given the Bonterra Board’s unwillingness to consider a value-creating combination with Obsidian Energy or any other counterparty, and their lack of strategy to reduce leverage or improve per-share value for Bonterra shareholders in the future, we are providing further information below to explain why we believe our Offer is in your best interests.

[1]	Assumes US$50 WTI and $1.95/MMBtu AECO and 4.5x Enterprise Value to 2021 & 2022 EBITDA.

THE OFFER IS IN THE BEST INTERESTS OF BONTERRA SHAREHOLDERS

Acceptance of our Offer will create “The Cardium Champion” with a far superior future than Bonterra could achieve on a standalone basis. You will benefit from being part of a combined entity with a lower cost structure, improved capital efficiency and the ability to generate substantially more free cash flow allowing for accelerated debt repayment, an improved financial position, and a clear path to significant share price appreciation. Our Offer provides Bonterra shareholders with an outcome that is both accretive and de-leveraging – a rare combination for share exchange transactions.

Bonterra shareholders will benefit more from the combined entity than Bonterra remaining a standalone company

•

The combined entity’s increased size will make us a top 20 Western Canadian oil producer, with improved financial metrics, increased capital markets relevance and enhanced positioning for future Cardium consolidation.

•	The combined entity will have a strong operating platform with a low decline production base, low cost structure and high netbacks.

•	With improved efficiencies, we expect that the combined entity will save over $100 million in synergies over the first three years[2], driving increased cash flow.

•

Higher free cash flow will allow for accelerated debt repayment, lower credit risk, improved access to capital and ultimately, the reinstatement of cash dividend payments and/or a share buy-back program. Specifically, Obsidian Energy expects that the combined entity will achieve 2021E funds flow per Bonterra share of $3.44 versus $1.94 per Bonterra share on a standalone basis (a 77% improvement for the combined entity, relative to Bonterra standalone). Through 2024 we project to deliver more than $300 million of cumulative free cash flow from the combined entity, which would be used to reduce debt resulting in a total debt to last twelve months (“LTM”) EBITDA of approximately 1.2x by year-end 2024. This is dramatically better than the Bonterra standalone year-end 2024 Net Debt-to-LTM EBITDA of >3x, as projected by Obsidian Energy.[3]

The Offer is a fair, compelling opportunity to create a stronger, well positioned company

•

We carefully considered many factors in making our Offer and we believe it is fair. Bonterra would contribute approximately 33% of total production, cash flow, PDP reserves and drilling inventory to the combined entity, compared to approximately 67% contributed by Obsidian Energy. Despite this, at a 2x exchange ratio, Bonterra shareholders would own approximately 48% of the combined entity, resulting in an implicit premium paid to Bonterra shareholders.

•

The combined entity would initially drill Obsidian Energy’s deep inventory of higher return Willesden Green wells, which are superior to Bonterra’s highest return wells, to drive improved financial performance.

[2]	Assumes US$50/bbl WTI and $1.95/MMBtu AECO 2021 – 2023.
[3]	Assumes US$50/bbl WTI and $1.95/MMBtu AECO 2021 – 2024.

•

We recognize that we have a higher decommissioning liability than Bonterra. However, this is a long-term liability and has been fully accounted for in our financial modeling and business plan. Of note, most of these obligations are in the Cardium where the combined entity will continue to operate for decades to come. As a result, the obligations will be remediated over the normal course of our future and long-term business operations.

IN CONTRAST, BONTERRA HAS NO PLAN TO REDUCE DEBT OR CREATE SHAREHOLDER VALUE

Adding more debt is not a sustainable business strategy

•

Bonterra is already over-levered. This burden is reflected in the price of your Bonterra shares and evidenced by Bonterra’s now monthly credit facility extensions. Taking on even more debt to add production in a low-price environment only adds more risk and fails to address Bonterra’s underlying leverage challenges.

•

We struggle to understand Bonterra’s strategy of taking on new and excessive levels of debt to grow production in a low oil price environment, especially given the fact that Bonterra purposefully under-spent cash-flow during 2019 when oil prices were much higher to achieve their then stated goal of debt reduction. This is the equivalent to a strategy of intentionally buying high and selling low.

•

Consolidation that builds scale and lowers costs is needed in our industry, and we expect to continue to lead the way in future consolidation in the Cardium to drive further financial accretion. Simply put, larger and more efficient companies, like a combined Obsidian Energy and Bonterra, can generate increased free cash flow, allowing for debt reduction and value creation for shareholders while also reducing reliance on semi-annual credit facility redeterminations.

Bonterra’s claims of $104 million of new credit availability is highly misleading and significantly overstates Bonterra’s potential incremental liquidity

•

Contrary to what Bonterra has told you, the $21 million awards in the Site Rehabilitation Program (“SRP”) funds are not a credit commitment to Bonterra and are not available to Bonterra in the form of new liquidity. In fact, these funds will be provided directly to Bonterra’s service providers only to be used for decommissioning activity.

•

The $38.4 million of Export Development Canada (“EDC”) funds do not increase Bonterra’s available liquidity, but rather only reduces existing lenders’ commitments to Bonterra; thus their current $300 million credit facility will remain unchanged.

•

The $45 million of Business Development Canada (“BDC”) funds do provide liquidity to Bonterra (if approved by lenders), but these funds have restricted uses and introduce future restrictions that could directly impact shareholder value.

Restrictions on Bonterra’s proposed EDC and BDC funding prevent it from paying cash dividends or buying back shares for up to four years

•

Bonterra was not transparent in their Directors’ Circular that as a condition of the EDC and BDC funds, the Bonterra Board is restricted from paying cash dividends or buying back shares for a period of up to four years (in the case of BDC) or until the funds have been repaid. In addition, the BDC funds can only be used for daily operations and to restore production to 2019 levels, not beyond. Furthermore, the BDC funds, if approved, are not a solution to Bonterra’s ongoing short-term credit facility extensions. As per our understanding, these funds only provide a standstill for 120 days with bank lenders, following which Bonterra will again be exposed to potential actions by its lenders.

•

Notwithstanding restrictions from the incremental funding, and as discussed in our original offer letter, our analysis shows that growing production on a Bonterra standalone basis at current strip prices adds a negligible amount of incremental value and is a vastly inferior outcome to combining with Obsidian Energy on the terms of the Offer.

Obsidian Energy’s operational performance is superior to Bonterra’s

•

While the past five years have been a difficult period for the entire industry, Bonterra’s actions, including its inability to take tangible actions to reduce leverage and land on a sustainable capital structure, has ultimately resulted in the destruction of approximately $1 billion dollars in shareholder value, resulting in some of the lowest total shareholder returns in the industry over this timeframe.

•

By contrast, under the oversight of Obsidian Energy’s Board of Directors, our management team has been rejuvenated and the new team has come in with fresh ideas and determination that has already driven demonstrable improvements in Obsidian Energy’s performance.

•	While we are not satisfied with our share price performance over the past 12 months, Obsidian Energy’s shares have outperformed Bonterra’s and most of our peers.

•	Over the past 12 months, Obsidian Energy has reduced total cash costs to produce a barrel of oil equivalent (“boe”) by approximately 43%, while Bonterra has achieved no real reduction.[4]

•

Despite a decline in WTI crude oil prices of approximately 51% from Q3 2019 to Q2 2020 Obsidian Energy’s operating netbacks dropped only 22%, compared to a 61% reduction in Bonterra’s netback, over the same period. In our most recently reported second quarter 2020, Obsidian Energy’s outperformance continued, with netbacks exceeding Bonterra’s by $5.20 per boe, a 55% premium on a comparable basis.[5]

•

Since 2019, driven by our top-tier performance from our light-oil rich Willesden Green development, in conjunction with our significantly reduced operating and administrative expenses, we estimate a US$10 WTI/bbl reduction to our go forward break-even cost per barrel of approximately US$40 WTI/bbl for 2021.[6]

BONTERRA’S BOARD IS ENTRENCHED AND NOT WORKING IN THE BEST INTERESTS OF SHAREHOLDERS

We acknowledge that George Fink, Bonterra’s Chairman and CEO, founded Bonterra and has led Bonterra since its inception. We respect the high-quality asset position that Mr. Fink has assembled for Bonterra shareholders. However, Bonterra is a public company owned by its shareholders, and consistent with their fiduciary obligations, Mr. Fink and the Bonterra Board have a responsibility in the face of a bona fide offer, such as ours, to consider all alternatives to maximize value for Bonterra and its stakeholders. They are failing to do so. We strongly believe that a merger between Obsidian Energy and Bonterra is in your best interest.

The Bonterra Board is entrenched and not willing to engage to understand the merits of our Offer

•

The Bonterra Board appears to be more concerned about preserving the status quo than considering what is best for the future of Bonterra and its shareholders. We have made several attempts since late 2018 to discuss the merits of a merger between our two companies. Despite Mr. Fink agreeing that a combination between Obsidian Energy and Bonterra “made a lot of sense”, the Bonterra Board has been unwilling to advance these discussions.[7]

[4]	Total cash costs include operating costs, transportation costs and G&A expenses, refers to Q2 2020 compared to Q3 2019.
[5]	Source: Obsidian Energy and Bonterra Q2 2020 Management’s Discussion and Analysis, refers to Q2 2020 compared to Q3 2019 and includes risk management gains and losses.
[6]

Breakeven WTI price defined as US$ WTI/bbl price required to fund sustaining capital to maintain flat production within operating cash flow. WTI / bbl breakeven forecast assumes US$4.00/bbl Edmonton Par differentials, US$14.00/bbl WCS, US$1.00/MMBtu AECO differentials and 1.36x C$/US$ foreign exchange rate.

[7]	For a full description of the background of the Offer, see the Offer to Purchase and Take-Over Bid Circular dated September 21, 2020.

•

Even after stating that we would consider improving our Offer in the event that the Bonterra Board could demonstrate that greater value was warranted, as well as conceding that we would consider social issues inherent in such a transaction – and despite Mr. Fink saying publicly that “there are a lot of positives putting the two entities together”[8] – Bonterra’s Board has refused to engage with us and has been unwilling to advance discussions to understand the merits of the proposed transaction.

•

In the same vein, Bonterra’s Board has said publicly that Obsidian Energy has no plan for Bonterra’s assets. Bonterra’s Board knows that this is not true. Not only have we created a very detailed plan for the combined entity, including how to best leverage our combined operational and financial performance, we offered to share this plan with the Bonterra Board provided that there was a good faith intent on Bonterra’s part to work towards a definitive transaction, but they refused to engage.

The Bonterra Board is conflicted and has put their own self interests ahead of shareholders

•

Shortly after receiving an email on June 15, 2020, from the Interim CEO of Obsidian Energy stating that Obsidian Energy’s Board of Directors had authorized him to make a formal offer to Bonterra’s Board, Mr. Fink – without disclosing this information to the public and while these discussions were open and ongoing – purchased additional Bonterra shares on June 17, June 25, June 26 and June 29, 2020.[9]

•

The Bonterra Board has many interconnected business relationships that give Mr. Fink undue influence over a number of directors in a manner that could influence their ability to make independent decisions.

•	Bonterra’s Chairman and CEO, Mr. Fink, and two other Bonterra directors also sit on the Board of Directors of Pine Cliff Energy Corp. (“Pine Cliff”) where Mr. Fink is also the Chairman of the Board.

•	An additional director runs a company whose business supplies important services to Bonterra, a clear conflict of interest.

•	Two of these conflicted directors are members of the three-person special committee constituted by the Bonterra Board to review our Offer.

•

This lack of independence among directors who are duty-bound to safeguard your best interests is compounded by the fact that three independent directors left the Bonterra Board earlier this year, including the representative of one of Bonterra’s largest shareholders. This has left only one truly independent director on Bonterra’s Board.[10]

•

The Bonterra Board has limited public company experience and expertise, with their only outside experience coming from Pine Cliff, where Bonterra directors make up the majority of the board members. By contrast, Obsidian Energy’s directors have extensive outside directorship experience, sitting on the boards of numerous companies in a variety of industries, providing important insights and expertise and positioning them to better navigate these challenging times.

[8]

“I am not saying we don’t want to do a deal, but we don’t want to do a deal that they proposed at this point. It’s too much in favour of their side,” [Mr. Fink] said. “There are a lot of positives putting the two entitles together, but not the proposal that’s in front of us right now.” Calgary Herald, September 4, 2020.

[9]	Source: Bonterra insider filings on www.SEDI.ca.
[10]	Source: Bonterra’s Management Information Circular dated April 9, 2020 and Bonterra news release dated March 11, 2020.

•

Mr. Fink has excessive influence over Bonterra. He has personally provided a $12 million loan to Bonterra that is repayable on demand and is secured by all of Bonterra’s assets. This creates a conflict of interest and a risk of dilution if the debt were to be swapped for additional equity in Bonterra.

•

To be clear, the value of Mr. Fink’s loan to Bonterra is significantly greater than the current value of his equity stake in Bonterra. This means he has the potential opportunity to personally gain significantly if Bonterra fails and undertakes a debt-for-equity swap as part of a potential restructuring. The value of your Bonterra shares would be greatly reduced or eliminated should this outcome occur.

•

Given the clear conflicts of interest and shareholder value destruction that has occurred, it should be of no surprise that Bonterra shareholders are not happy. At its latest annual general meeting, the Chairman of the Board, Mr. Fink, barely received enough support to retain his position on the Board, with only 52.5% of shareholders voting in support of his re-election in what was an uncontested election.

THE OPINION FROM BONTERRA’S FINANCIAL ADVISOR IS INADEQUATE

The reasons provided by the Bonterra Board primarily center on the fact that Bonterra’s financial advisor has provided an opinion that the consideration offered pursuant to the Offer is inadequate, from a financial point of view, to Bonterra shareholders. However, the financial opinion is inadequate for the following reasons:

•

Bonterra’s financial advisor appears to have a significant financial incentive to ensure that Bonterra remains a stand-alone entity. The opinion accompanying the Directors’ Circular clearly states that the financial advisor will receive a fee that is contingent on the “completion or non-completion of the Offer”. The Bonterra Board has failed to provide further details regarding this fee arrangement, including the circumstances in which the fee is payable and the amount of the fee, depriving Bonterra shareholders of the ability to evaluate the potential conflict of interest underpinning the opinion. Given the significance of the opinion, we would encourage Bonterra to disclose the terms of this fee arrangement.

•

Neither Bonterra’s Directors’ Circular nor the opinion contain any financial analysis to support such opinion. An unconflicted Bonterra Board would understand that shareholders deserve meaningful financial analysis to support the most critical decision they will make as shareholders.

***

Our Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on January 4, 2021, unless it is extended, accelerated or withdrawn.

For full information regarding the Offer, please read our Offer to Purchase and Take-Over Bid Circular dated September 21, 2020 that has been filed on www.SEDAR.com and on our website at https://www.obsidianenergy.com/letter-to-bne-shareholders/circular/.

If you have questions, you can contact Kingsdale Advisors, our information agent and depositary for the Offer, at 1-888-564-7333 (North American Toll-Free Number) or +1-416-867-2272 (Outside North America) or via email at contactus@kingsdaleadvisors.com.

Sincerely yours,

(signed) “Stephen E. Loukas”

Stephen E. Loukas

Interim President and Chief Executive Officer

Obsidian Energy Ltd.

ADDITIONAL READER ADVISORIES

NO OFFER OR SOLICITATION

This news release does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Obsidian Energy or Bonterra. The Offer is made exclusively by means of, and subject to the terms and conditions set out in, the offer to purchase and take-over bid circular and related offer documents (the “Offer Documents”). The Offer Documents have been mailed to Bonterra shareholders and have also been filed with the Canadian and United States securities regulators and are available under Obsidian Energy’s SEDAR profile at www.sedar.com, in the United States on EDGAR at www.sec.gov and on Obsidian Energy’s website at www.obsidianenergy.com. The Offer is not made or directed to, nor will deposits of Bonterra Shares be accepted from or on behalf of, holders of Bonterra Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

ABOUT THE OFFER

The Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on January 4, 2021, unless extended, accelerated or withdrawn by Obsidian Energy.

As set out in further detail in the Offer Documents, the Offer is subject to certain conditions, including: that the Bonterra Shares validly deposited to the Offer, and not withdrawn, represent at least 66 2/3% of the then outstanding Bonterra Shares (on a fully-diluted basis) and certain regulatory and third party approvals (as outlined in the Offer Documents) shall have been obtained, including Obsidian Energy shareholders approving, as required by the rules of the Toronto Stock Exchange, the issuance of the Obsidian Shares to be distributed by Obsidian Energy in connection with the Offer, and other customary conditions. Subject to applicable law, Obsidian Energy reserves the right to withdraw, accelerate or extend the Offer and to not take up and pay for any Bonterra Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by Obsidian Energy at or prior to the expiry of the Offer. Bonterra shareholders are strongly encouraged to read the Offer Documents carefully and in their entirety since they contain additional important information regarding Obsidian Energy and the terms and conditions of the Offer as well as detailed instructions on how Bonterra shareholders can tender their Bonterra Shares to the Offer.

Questions? Bonterra shareholders should contact Kingsdale Advisors, the information agent and depositary for the Offer, at 1-888-564-7333 (North American Toll-Free Number) or +1-416-867-2272 (Outside North America) or via email at contactus@kingsdaleadvisors.com.

The offer and sale of Obsidian Shares pursuant to the Offer is subject to a registration statement (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. The Registration Statement includes various documents related to such offer and sale. OBSIDIAN ENERGY URGES INVESTORS AND SHAREHOLDERS OF BONTERRA TO READ THE REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AND SALE OF OBSIDIAN SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding Obsidian Energy or the Offer, at the SEC’s website (www.sec.gov) under the issuer profile for Obsidian Energy, or on request without charge from the Corporate Secretary of Obsidian Energy at Suite 200, 207 – 9th Avenue, SW, Calgary, Alberta T2P 1K3.

Copies of the Offer Documents may also be obtained free of charge upon request from the Corporate Secretary of Obsidian Energy at Suite 200, 207 – 9th Avenue, SW, Calgary, Alberta T2P 1K3. The Offer Documents are also available in Canada on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.com and on Obsidian Energy’s website at www.obsidianenergy.com.

OIL AND GAS INFORMATION ADVISORY

Boe may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

NON-GAAP MEASURES

This news release contains references to the terms EBITDA, Enterprise Value (or EV), Net Debt, Debt, funds flow, cash flow, free cash flow, and netbacks which do not have a standardized meaning prescribed by International Financial Reporting Standards and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. EBITDA is net earnings (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation and amortization. Enterprise Value is a measure of total value of the applicable company calculated by aggregating the market value of its common shares at a specific date, adding its total Debt and subtracting its cash and cash and cash equivalents. Debt is bank debt, notes and, solely in respect of Bonterra, subordinated debt (including the subordinated note(s) issued by Bonterra to private related party investors). Net Debt is bank debt or long-term debt, plus net working capital (surplus)/deficit, and is a measure of leverage and liquidity. Funds flow is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges and certain other expenses and is representative of cash related to continuing operations. Funds flow is used to assess the combined entity’s ability to fund planned capital programs. Cash flow is funds flow from operations before changes in any non-cash working capital changes and decommissioning expenditures. Free cash flow is funds flow from operations less capital and decommissioning expenditures. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects.

ABBREVIATIONS

AECO	Alberta Energy Company
Bbl/d	barrels per day
boe	barrel of oil equivalent
boe/d	barrel of oil equivalent per day
LTM	last twelve months
MMBtu	million British Thermal Units
WTI	West Texas Intermediate

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the timing for acceptance of the Offer; the satisfaction of the conditions to the Offer; the anticipated strategic, operational and financial benefits and synergies that may result from the proposed combination between Obsidian Energy and Bonterra, including as to expected cost synergies, accretion, and expectations for each of the entities on a stand-alone basis; the resulting benefits of the Offer to Obsidian Energy and Bonterra shareholders; that the Offer is the better option compared to adding more debt to an already over-levered balance sheet for Bonterra shareholders; that Bonterra has no plan to create shareholder value; what the credit commitments announced by Bonterra can and cannot be used for and the restrictions to be imposed on Bonterra pursuant to the credit commitments; and that we are confident in gaining lender and noteholder approval for the Offer. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions) are forward-looking statements.

With respect to forward-looking statements contained in this document, Obsidian Energy has made assumptions regarding, among other things: that both Obsidian Energy and Bonterra, each of which are subject to short term extensions on their respective senior revolving credit facilities, continue to obtain extensions in respect of their thereof and otherwise continue to satisfy the applicable covenants under such facilities, including following the completion of the Offer and any subsequent second step transaction, the ability to complete the Offer and the proposed combination, integrate Obsidian Energy’s and Bonterra’s businesses and operations and realize financial, operational and other synergies from the proposed combination; that each of Obsidian Energy, Bonterra and, following the completion of the Offer, the combined entity will have the ability to continue as a going concern going forward and realize its assets and discharge its liabilities in the normal course of business; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; that Bonterra’s publicly available information, including it public reports and securities filings as of October 13, 2020, are accurate and complete; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; Obsidian Energy’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on Obsidian Energy and, following the combination, the combined entity and the combined entities’ respective stakeholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market our oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; and the combined entity’s ability to add production and reserves through our development and exploitation activities.

Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are described in Obsidian Energy’s Annual Information Form and other public filings, available in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All references to $ or C$ in this news release are to Canadian dollars and all references in this news release to US$ are to U.S. dollars.

MEDIA CONTACT

Lisa Ottmann

Partner

Longview Communications & Public Affairs

Cell: 403-606 0866

Email: lottmann@longviewcomms.ca

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com